United States securities and exchange commission logo





                             January 29, 2021

       William V. Williams
       Chief Executive Officer
       BriaCell Therapeutics Corp.
       Suite 300     235 West 15th Street
       West Vancouver, BC V7T 2X1

                                                        Re: BriaCell
Therapeutics Corp.
                                                            Amendment No. 13 to
Registration Statement on Form F-1
                                                            Filed January 15,
2021
                                                            File No. 333-234292

       Dear Dr. Williams:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 13 to Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note that you updated the filing to add financial results for the period ended October
                                                        31, 2020. Given the
significant changes in your operating results, which you attribute to
                                                        "the effects of
COVID-19 and lack of funds," please revise the summary to address the impact of the pandemic,
including without limitation, the impact on your clinical trials.
 William V. Williams
FirstName  LastNameWilliam
BriaCell Therapeutics Corp. V. Williams
Comapany
January 29,NameBriaCell
            2021         Therapeutics Corp.
January
Page 2 29, 2021 Page 2
FirstName LastName
        You may contact Franklin Wyman at (202) 551-3660 or Angela Connell at
(202) 551-
3426 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Avital Perlman